Exhibit 99.2

Rogers Communications Inc.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Three months ended March 31, 2020 and 2019

Rogers Communications Inc.	1	First Quarter 2020

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

		Three months ended March 31
	Note	2020	2019

Revenue	4	3,416	3,587

Operating expenses:
Operating costs	5	2,081	2,252
Depreciation and amortization		639	609
Restructuring, acquisition and other	6	21	20
Finance costs	7	220	189
Other income	8	(14)	(13)

Income before income tax expense		469	530
Income tax expense		117	139

Net income for the period		352	391

Earnings per share:
Basic	9	$0.70	$0.76
Diluted	9	$0.68	$0.76
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	2	First Quarter 2020

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Comprehensive Income
(In millions of Canadian dollars, unaudited)

	Three months ended March 31
	2020	2019

Net income for the period	352	391

Other comprehensive income:

Items that will not be reclassified to income:
Equity investments measured at fair value through other comprehensive income (FVTOCI):
(Decrease) increase in fair value	(288)	312
Related income tax recovery (expense)	38	(44)

Equity investments measured at FVTOCI	(250)	268

Items that may subsequently be reclassified to income:
Cash flow hedging derivative instruments:
Unrealized gain (loss) in fair value of derivative instruments	2,248	(338)
Reclassification to net income of (gain) loss on debt derivatives	(1,000)	169
Reclassification to net income or property, plant and equipment of gain on expenditure derivatives	(20)	(16)
Reclassification to net income for accrued interest	(13)	(12)
Related income tax (expense) recovery	(291)	64

Cash flow hedging derivative instruments	924	(133)

Share of other comprehensive income (loss) of equity-accounted investments, net of tax	9	(3)

Other comprehensive income for the period	683	132

Comprehensive income for the period	1,035	523
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	3	First Quarter 2020

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

		As at March 31	As at December 31
	Note	2020	2019

Assets
Current assets:
Cash and cash equivalents		1,936	494
Accounts receivable		1,984	2,304
Inventories		423	460
Current portion of contract assets		1,094	1,234
Other current assets		714	524
Current portion of derivative instruments	10	192	101
Total current assets		6,343	5,117

Property, plant and equipment		14,049	13,934
Intangible assets		8,896	8,905
Investments	11	2,554	2,830
Derivative instruments	10	3,490	1,478
Contract assets		418	557
Other long-term assets		403	275
Goodwill		3,923	3,923

Total assets		40,076	37,019

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	12	966	2,238
Accounts payable and accrued liabilities		2,433	3,033
Income tax payable		232	48
Other current liabilities		126	141
Contract liabilities		279	224
Current portion of long-term debt	13	1,450	—
Current portion of lease liabilities	14	253	230
Current portion of derivative instruments	10	9	50
Total current liabilities		5,748	5,964

Provisions		37	36
Long-term debt	13	18,375	15,967
Derivative instruments	10	1	90
Lease liabilities	14	1,557	1,495
Other long-term liabilities		623	614
Deferred tax liabilities		3,536	3,437
Total liabilities		29,877	27,603

Shareholders' equity	15	10,199	9,416

Total liabilities and shareholders' equity		40,076	37,019

Subsequent events	15
Contingent liabilities	18
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	4	First Quarter 2020

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Changes in Shareholders' Equity
(In millions of Canadian dollars, except number of shares, unaudited)

	Class A Voting Shares		Class B Non-Voting Shares
Three months ended March 31, 2020	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2020	71	111,154	397	393,771	7,419	1,265	263	1	9,416
Net income for the period	—	—	—	—	352	—	—	—	352

Other comprehensive income (loss):
FVTOCI investments, net of tax	—	—	—	—	—	(250)	—	—	(250)
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	924	—	924
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	9	9
Total other comprehensive income (loss)	—	—	—	—	—	(250)	924	9	683
Comprehensive income for the period	—	—	—	—	352	(250)	924	9	1,035

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(252)	—	—	—	(252)
Total transactions with shareholders	—	—	—	—	(252)	—	—	—	(252)

Balances, March 31, 2020	71	111,154	397	393,771	7,519	1,015	1,187	10	10,199

	Class A Voting Shares		Class B Non-Voting Shares
Three months ended March 31, 2019	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2019	71	111,155	406	403,657	7,159	636	(125)	9	8,156
Net income for the period	—	—	—	—	391	—	—	—	391

Other comprehensive income (loss):
FVTOCI investments, net of tax	—	—	—	—	—	268	—	—	268
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	(133)	—	(133)
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	(3)	(3)
Total other comprehensive income (loss)	—	—	—	—	—	268	(133)	(3)	132
Comprehensive income for the period	—	—	—	—	391	268	(133)	(3)	523

Reclassification to retained earnings for disposition of FVTOCI investments	—	—	—	—	14	(14)	—	—	—

Transactions with shareholders recorded directly in equity:
Repurchase of Class B Non-Voting Shares	—	—	(2)	(2,164)	(153)	—	—	—	(155)
Dividends declared	—	—	—	—	(257)	—	—	—	(257)
Share class exchange	—	(1)	—	1	—	—	—	—	—
Total transactions with shareholders	—	(1)	(2)	(2,163)	(410)	—	—	—	(412)

Balances, March 31, 2019	71	111,154	404	401,494	7,154	890	(258)	6	8,267
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	5	First Quarter 2020

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

		Three months ended March 31
	Note	2020	2019
Operating activities:
Net income for the period		352	391
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		639	609
Program rights amortization		22	19
Finance costs	7	220	189
Income tax expense		117	139
Post-employment benefits contributions, net of expense		12	8
Net change in contract asset balances		326	(9)
Net change in financing receivable balances	4	(259)	—
Other		9	30
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid		1,438	1,376
Change in non-cash operating working capital items	19	(186)	(13)
Cash provided by operating activities before income taxes paid and interest paid		1,252	1,363
Income taxes paid		(93)	(145)
Interest paid		(200)	(220)

Cash provided by operating activities		959	998

Investing activities:
Capital expenditures		(593)	(617)
Additions to program rights		(15)	(7)
Changes in non-cash working capital related to capital expenditures and intangible assets		(129)	(107)
Other		(19)	(3)

Cash used in investing activities		(756)	(734)

Financing activities:
Net (repayment of) proceeds received from short-term borrowings	12	(1,417)	430
Net issuance (repayment) of long-term debt	13	2,885	(400)
Net proceeds (payments) on settlement of debt derivatives and forward contracts	10	90	(11)
Principal payments of lease liabilities	14	(50)	(41)
Transaction costs incurred	13	(16)	—
Repurchase of Class B Non-Voting Shares	15	—	(136)
Dividends paid		(253)	(247)

Cash provided by (used in) financing activities		1,239	(405)

Change in cash and cash equivalents		1,442	(141)
Cash and cash equivalents, beginning of period		494	405

Cash and cash equivalents, end of period		1,936	264
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	6	First Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

During the three months ended March 31, 2020, Wireless and Cable were operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly owned subsidiaries. Media was operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. These fluctuations are described in note 1 to our annual audited consolidated financial statements for the year ended December 31, 2019 (2019 financial statements).

Statement of Compliance
We prepared our interim condensed consolidated financial statements for the three months ended March 31, 2020 (first quarter 2020 interim financial statements) in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), following the same accounting policies and methods of application as those disclosed in our 2019 financial statements with the exception of new accounting policies that were adopted on January 1, 2020 as described in note 2. These first quarter 2020 interim financial statements were approved by RCI's Board of Directors (the Board) on April 21, 2020.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The notes presented in these first quarter 2020 interim financial statements include only significant transactions and changes occurring for the three months since our year-end of December 31, 2019 and do not include all disclosures required by International Financial Reporting Standards (IFRS) as issued by the IASB for annual financial statements. These first quarter 2020 interim financial statements should be read in conjunction with the 2019 financial statements.

All dollar amounts are in Canadian dollars unless otherwise stated.

New accounting pronouncements adopted in 2020
We adopted the following accounting standards and amendments that were effective for our interim and annual consolidated financial statements commencing January 1, 2020. These changes did not have a material impact on our financial results and are not expected to have a material impact in the future.

•	Changes to the Conceptual Framework, seeking to provide improvements to concepts surrounding various financial reporting considerations and existing IFRS standards.

•	Amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, clarifying the definition of "material".

•
Amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), and IFRS 7, Financial Instruments: Disclosures (IFRS 7), Interest Rate Benchmark Reform, detailing the

Rogers Communications Inc.	7	First Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

fundamental reform of major interest rate benchmarks being undertaken globally to replace or redefine Inter-Bank Offered Rates (IBORs) with alternative nearly risk-free benchmark rates (referred to as "IBOR reform"). There is significant uncertainty over the timing of when the replacements for IBORs will be effective and what those replacements will be. We will actively monitor the IBOR reform and consider circumstances as we renew or enter into new financial instrument contracts.

Recent accounting pronouncements not yet adopted
The IASB has issued the following new standard that will become effective in a future year and is not expected to have an impact on our consolidated financial statements in future periods.

•	IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts.

NOTE 3: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, and Media. All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenues and costs. We follow the same accounting policies for our segments as those described in note 2 of our 2019 Annual Audited Consolidated Financial Statements. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties, however eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer of RCI are, collectively, our chief operating decision maker and regularly review our operations and performance by segment. They review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources. Adjusted EBITDA is defined as income before depreciation and amortization; (gain) loss on disposition of property, plant and equipment; restructuring, acquisition and other; finance costs; other (income) expense; and income tax expense.

Information by Segment

Three months ended March 31, 2020	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue		2,077	973	412	(46)	3,416
Operating costs		1,051	520	497	13	2,081

Adjusted EBITDA		1,026	453	(85)	(59)	1,335

Depreciation and amortization						639
Restructuring, acquisition and other	6					21
Finance costs	7					220
Other income	8					(14)

Income before income taxes						469

Three months ended March 31, 2019	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue		2,189	976	468	(46)	3,587
Operating costs		1,174	531	552	(5)	2,252

Adjusted EBITDA		1,015	445	(84)	(41)	1,335

Depreciation and amortization						609
Restructuring, acquisition and other	6					20
Finance costs	7					189
Other income	8					(13)

Income before income taxes						530

Rogers Communications Inc.	8	First Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 4: REVENUE

Disaggregation of Revenue

	Three months ended March 31
(In millions of dollars)	2020	2019

Wireless
Service revenue	1,712	1,747
Equipment revenue	365	442

Total Wireless	2,077	2,189

Cable
Service revenue	971	974
Equipment revenue	2	2

Total Cable	973	976

Total Media	412	468

Corporate items and intercompany eliminations	(46)	(46)

Total revenue	3,416	3,587

Financing Receivables
Financing receivables represent amounts owed to us under device or accessory financing agreements that have not yet been billed. Our financing receivable balances are included in "other current assets" (when they expect to be billed and collected within twelve months) and "other long-term assets" on our interim condensed consolidated statements of financial position. Below is a breakdown of the financing receivable balances.

	As at March 31	As at December 31
(In millions of dollars)	2020	2019

Current financing receivables	214	72
Long-term financing receivables	157	40

Total financing receivables	371	112

NOTE 5: OPERATING COSTS

	Three months ended March 31
(In millions of dollars)	2020	2019

Cost of equipment sales	378	506
Merchandise for resale	54	56
Other external purchases	1,132	1,147
Employee salaries, benefits, and stock-based compensation	517	543

Total operating costs	2,081	2,252

NOTE 6: RESTRUCTURING, ACQUISITION AND OTHER

During the three months ended March 31, 2020, we incurred $21 million (2019 - $20 million) in restructuring, acquisition and other expenses. These expenses in 2020 and 2019 primarily consisted of severance costs associated with the targeted restructuring of our employee base.

Rogers Communications Inc.	9	First Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 7: FINANCE COSTS

		Three months ended March 31
(In millions of dollars)	Note	2020	2019

Interest on borrowings [1]		192	173
Interest on lease liabilities	14	17	14
Interest on post-employment benefits liability		3	3
Loss (gain) on foreign exchange		132	(45)
Change in fair value of derivative instruments		(126)	44
Capitalized interest		(5)	(5)
Other		7	5

Total finance costs		220	189

[1]	Interest on borrowings includes interest on short-term borrowings and on long-term debt.

NOTE 8: OTHER INCOME

	Three months ended March 31
(In millions of dollars)	2020	2019

Income from associates and joint ventures	(3)	(6)
Other investment income	(11)	(7)

Total other income	(14)	(13)

NOTE 9: EARNINGS PER SHARE

	Three months ended March 31
(In millions of dollars, except per share amounts)	2020	2019

Numerator (basic) - Net income for the period	352	391

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	505	514
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	1	2

Weighted average number of shares outstanding - diluted	506	516

Earnings per share
Basic	$0.70	$0.76
Diluted	$0.68	$0.76

For the three months ended March 31, 2020, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. There was no such effect for the three months ended March 31, 2019. As a result, net income for the three months ended March 31, 2020 was reduced by $10 million (2019 - nil) in the diluted earnings per share calculation.

A total of 3,182,842 options were out of the money for the three months ended March 31, 2020 (2019 - 1,040,170). These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

Rogers Communications Inc.	10	First Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 10: FINANCIAL INSTRUMENTS

Derivative Instruments
We use derivative instruments to manage financial risks related to our business activities. These include debt derivatives, expenditure derivatives, and equity derivatives. We only use derivatives to manage risk and not for speculative purposes.

All of our currently outstanding debt derivatives related to our senior notes, senior debentures, and lease liabilities and expenditure derivatives have been designated as hedges for accounting purposes.

Debt derivatives
We use cross-currency interest rate agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated senior notes and debentures, lease liabilities, credit facility borrowings, and US dollar-denominated commercial paper (US CP) borrowings (see note 12). We designate the debt derivatives related to our senior notes and debentures and lease liabilities as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three months ended March 31, 2020 and 2019.

	Three months ended March 31, 2020			Three months ended March 31, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	970	1.428	1,385	—	—	—

Commercial paper program
Debt derivatives entered	2,678	1.328	3,556	3,858	1.330	5,132
Debt derivatives settled	3,678	1.325	4,873	3,536	1.329	4,701
Net cash received (paid)			90			(11)

As at March 31, 2020, we had US$223 million notional amount of debt derivatives outstanding relating to our US CP program (December 31, 2019 - US$1,226 million) and US$970 million notional amount of debt derivatives outstanding relating to our credit facility borrowings (December 31, 2019 - nil).

As at March 31, 2020, we had US$8,300 million (December 31, 2019 - US$8,300 million) in US dollar-denominated senior notes and debentures, of which all of the associated foreign exchange risk had been hedged using debt derivatives.

We did not enter into any debt derivatives related to senior notes during the three months ended March 31, 2020 or March 31, 2019.

Lease liabilities
Below is a summary of the debt derivatives into which we entered related to our outstanding lease liabilities for the three months ended March 31, 2020 and 2019.

	Three months ended March 31, 2020			Three months ended March 31, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	41	1.440	59	—	—	—
Debt derivatives settled	6	1.318	8	—	—	—

As at March 31, 2020, we had US$105 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2019 - US$70 million) with terms to maturity ranging from April 2020 to March 2023 (December 31, 2019 - January 2020 to December 2022), at an average rate of $1.368/US$ (December 31, 2019 - $1.318/US$).

Rogers Communications Inc.	11	First Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecasted operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered into and settled during the three months ended March 31, 2020 and 2019.

	Three months ended March 31, 2020			Three months ended March 31, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	342	1.339	458	240	1.304	313
Expenditure derivatives settled	225	1.298	292	210	1.243	261

As at March 31, 2020, we had US$1,107 million notional amount of expenditure derivatives outstanding (December 31, 2019 - US$990 million) with terms to maturity ranging from April 2020 to December 2021 (December 31, 2019 - January 2020 to December 2021), at an average rate of $1.312/US$ (December 31, 2019 - $1.300/US$).

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B Non-Voting common shares (Class B Non-Voting Shares) granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at March 31, 2020, we had equity derivatives outstanding for 4.6 million (December 31, 2019 - 4.3 million) Class B Non-Voting Shares with a weighted average price of $51.82 (December 31, 2019 - $51.76).

During the three months ended March 31, 2020, we entered into 0.3 million equity derivatives (2019 - nil) with a weighted average price of $56.08 (2019 - nil).

Separately, upon renewal of our existing equity derivatives this quarter, we settled 0.5 million equity derivatives at a weighted average price of $54.16 for net payments of $1 million. At the same time, we entered into 0.5 million equity derivatives at a weighted average price of $54.16 under substantially the same terms and conditions with revised expiry dates to April 2021 (from April 2020).

During the three months ended March 31, 2019, we settled 0.3 million equity derivatives at a weighted average price of $72.04 for net proceeds of $7 million.

Additionally, we executed extension agreements for the remainder of our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to July 2020 and April 2021 (from April 2020).

Fair Values of Financial Instruments
The carrying value of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments. The carrying value of our lease liabilities approximates their fair value because the discount rate used to calculate them approximates our current borrowing rate. The carrying values of our financing receivables also approximate their fair values based on our recognition of an expected credit loss allowance.

We determine the fair value of each of our publicly traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or using market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For those debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

Rogers Communications Inc.	12	First Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

The fair values of our equity derivatives are based on the quoted market value of Class B Non-Voting Shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:

•	financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;

•	financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and

•	Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at March 31, 2020 or December 31, 2019 and there were no transfers between Level 1, Level 2, or Level 3 during the three months ended March 31, 2020 or 2019.
Below is a summary of our financial instruments carried at fair value as at March 31, 2020 and December 31, 2019.

	Carrying value		Fair value (Level 1)		Fair value (Level 2)
	As at Mar. 31	As at Dec. 31	As at Mar. 31	As at Dec. 31	As at Mar. 31	As at Dec. 31
(In millions of dollars)	2020	2019	2020	2019	2020	2019
Financial assets
Investments, measured at FVTOCI:
Investments in publicly traded companies	1,539	1,831	1,539	1,831	—	—
Derivatives:
Debt derivatives accounted for as cash flow hedges	3,532	1,508	—	—	3,532	1,508
Debt derivatives not accounted for as cash flow hedges	15	—	—	—	15	—
Expenditure derivatives accounted for as cash flow hedges	103	16	—	—	103	16
Equity derivatives not accounted for as cash flow hedges	32	55	—	—	32	55

Total financial assets	5,221	3,410	1,539	1,831	3,682	1,579

Financial liabilities
Derivatives:
Debt derivatives accounted for as cash flow hedges	1	96	—	—	1	96
Debt derivatives not accounted for as cash flow hedges	9	29	—	—	9	29
Expenditure derivatives accounted for as cash flow hedges	—	15	—	—	—	15

Total financial liabilities	10	140	—	—	10	140

Below is a summary of the fair value of our long-term debt as at March 31, 2020 and December 31, 2019.

	As at March 31, 2020		As at December 31, 2019
(In millions of dollars)	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]

Long-term debt (including current portion)	19,825	21,745	15,967	18,354
1 Long-term debt (including current portion) is measured at Level 2 in the three-level fair value hierarchy.

NOTE 11: INVESTMENTS

	As at March 31	As at December 31
(In millions of dollars)	2020	2019

Investments in:
Publicly traded companies	1,539	1,831
Private companies	111	107
Investments, measured at FVTOCI	1,650	1,938
Investments, associates and joint ventures	904	892

Total investments	2,554	2,830

Rogers Communications Inc.	13	First Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 12: SHORT-TERM BORROWINGS

Below is a summary of our short-term borrowings as at March 31, 2020 and December 31, 2019.

	As at March 31	As at December 31
(In millions of dollars)	2020	2019

Accounts receivable securitization program	650	650
US commercial paper program	316	1,588

Total short-term borrowings	966	2,238

Below is a summary of the activity relating to our short-term borrowings for the three months ended March 31, 2020 and 2019.

		Three months ended March 31, 2020			Three months ended March 31, 2019
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	2,678	1.328	3,556	3,858	1.330	5,132
Repayment of US commercial paper	(3,685)	1.350	(4,973)	(3,545)	1.326	(4,702)
Net (repayment of) proceeds received from US commercial paper	(1,007)	1.407	(1,417)	313	1.374	430

Net (repayment of) proceeds received from short-term borrowings			(1,417)			430

Accounts Receivable Securitization Program
Below is a summary of our accounts receivable securitization program as at March 31, 2020 and December 31, 2019.

	As at March 31	As at December 31
(In millions of dollars)	2020	2019

Trade accounts receivable sold to buyer as security	1,157	1,359
Short-term borrowings from buyer	(650)	(650)

Overcollateralization	507	709

There was no activity related to our accounts receivable securitization program for the three months ended March 31, 2020 or 2019.

US Commercial Paper Program
Below is a summary of the activity relating to our US CP program for the three months ended March 31, 2020 and 2019.

		Three months ended March 31, 2020			Three months ended March 31, 2019
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

US commercial paper program, beginning of period	1,223	1.298	1,588	1,178	1.362	1,605
Net (repayment of) proceeds received from US commercial paper	(1,007)	1.407	(1,417)	313	1.374	430
Discounts on issuance [1]	7	1.429	10	4	1.500	6
Loss (gain) on foreign exchange [1]			135			(43)

US commercial paper program, end of period	223	1.417	316	1,495	1.336	1,998
1 Included in finance costs.

Rogers Communications Inc.	14	First Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Concurrent with the commercial paper issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 10). We have not designated these debt derivatives as hedges for accounting purposes.

NOTE 13: LONG-TERM DEBT

			Principal amount	Interest rate	As at March 31	As at December 31
(In millions of dollars, except interest rates)	Due date				2020	2019

Bank credit facilities (US$ portion)	2022	US	970	Floating	1,376	—
Senior notes	2021		1,450	5.340%	1,450	1,450
Senior notes	2022		600	4.000%	600	600
Senior notes	2023	US	500	3.000%	709	649
Senior notes	2023	US	850	4.100%	1,206	1,104
Senior notes	2024		600	4.000%	600	600
Senior notes	2025	US	700	3.625%	993	909
Senior notes	2026	US	500	2.900%	709	649
Senior notes	2027		1,500	3.650%	1,500	—
Senior notes	2029		1,000	3.250%	1,000	1,000
Senior debentures [1]	2032	US	200	8.750%	284	260
Senior notes	2038	US	350	7.500%	497	455
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2043	US	500	4.500%	709	649
Senior notes	2043	US	650	5.450%	922	844
Senior notes	2044	US	1,050	5.000%	1,490	1,365
Senior notes	2048	US	750	4.300%	1,064	973
Senior notes	2049	US	1,250	4.350%	1,773	1,624
Senior notes	2049	US	1,000	3.700%	1,419	1,299
					20,001	16,130
Deferred transaction costs and discounts					(176)	(163)
Less current portion					(1,450)	—

Total long-term debt					18,375	15,967

[1]	Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at March 31, 2020 and December 31, 2019.

The tables below summarize the activity relating to our long-term debt for the three months ended March 31, 2020 and 2019.

	Three months ended March 31, 2020			Three months ended March 31, 2019
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (US$)	970	1.428	1,385	—	—	—

Net borrowings under credit facilities			1,385			—

Senior notes issuances (Cdn$)			1,500			—
Senior note repayments (Cdn$)			—			(400)

Net issuance (repayment) of senior notes			1,500			(400)

Net issuance (repayment) of long-term debt			2,885			(400)

Rogers Communications Inc.	15	First Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

	Three months ended March 31
(In millions of dollars)	2020	2019

Long-term debt net of transaction costs, beginning of period	15,967	14,290
Net issuance (repayment) of long-term debt	2,885	(400)
Loss (gain) on foreign exchange	986	(169)
Deferred transaction costs incurred	(16)	—
Amortization of deferred transaction costs	3	3

Long-term debt net of transaction costs, end of period	19,825	13,724

As at March 31, 2020, we had $1,376 million outstanding under our revolving credit facility (December 31, 2019 - nil). Concurrent with the credit facility borrowings, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings (see note 10). We have not designated these debt derivatives as hedges for accounting purposes.

Senior Notes
Issuance of senior notes and related debt derivatives
During the three months ended March 31, 2020, we issued $1.5 billion senior notes due 2027 at a rate of 3.65%. We did not issue any other senior notes or enter into any related debt derivatives during the three months ended March 31, 2020 or 2019.

Repayment of senior notes and related derivative settlements
During the three months ended March 31, 2020, we did not repay any senior notes or settle any related debt derivatives. In March 2019, we repaid the entire outstanding principal amount of our $400 million 2.8% senior notes at maturity.

NOTE 14: LEASES

Below is a summary of the activity related to our lease liabilities for the three months ended March 31, 2020 and 2019.

	Three months ended March 31
(In millions of dollars)	2020	2019

Lease liabilities, beginning of period	1,725	1,545
Net additions	134	52
Interest on lease liabilities	17	14
Interest payments on lease liabilities	(17)	(10)
Principal payments of lease liabilities	(50)	(41)
Other	1	(2)

Lease liabilities, end of period	1,810	1,558

Rogers Communications Inc.	16	First Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 15: SHAREHOLDERS' EQUITY

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and Class B Non-Voting Shares in 2020 and 2019.

Date declared	Date paid	Dividend per share (dollars)

January 22, 2020	April 1, 2020	0.50

January 24, 2019	April 1, 2019	0.50
April 18, 2019	July 2, 2019	0.50
June 5, 2019	October 1, 2019	0.50
October 23, 2019	January 2, 2020	0.50
		2.00

On April 21, 2020, the Board of Directors declared a dividend of $0.50 per Class A Share and Class B Non-Voting Share to be paid on July 2, 2020 to shareholders of record on June 10, 2020.

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above five cents per share.

Normal Course Issuer Bid
In April 2020, the TSX accepted a notice of our intention to commence a normal course issuer bid (NCIB) program that allows us to purchase, between April 24, 2020 and April 23, 2021, the lesser of 34.9 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased for an aggregate purchase price of $500 million (2020 NCIB). Rogers security holders may obtain a copy of this notice, without charge, by contacting us.

In April 2019, we commenced a NCIB program that allowed us to purchase, between April 24, 2019 and April 23, 2020, the lesser of 35.7 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased for an aggregate purchase price of $500 million (2019 NCIB).

During the three months ended March 31, 2020, we did not repurchase any Class B Non-Voting Shares. During the three months ended March 31, 2019, we repurchased for cancellation 2,164,113 Class B Non-Voting Shares for $155 million, $19 million of which was paid in early April 2019.

NOTE 16: STOCK-BASED COMPENSATION
Below is a summary of our stock-based compensation expense, which is included in employee salaries, benefits, and stock-based compensation, for the three months ended March 31, 2020 and 2019.

	Three months ended March 31
(In millions of dollars)	2020	2019

Stock options	(7)	5
Restricted share units	8	16
Deferred share units	(8)	9
Equity derivative effect, net of interest receipt	25	(13)

Total stock-based compensation expense	18	17

As at March 31, 2020, we had a total liability recognized at its fair value of $184 million (December 31, 2019 - $220 million) related to stock-based compensation, including stock options, restricted share units (RSUs), and deferred share units (DSUs).

During the three months ended March 31, 2020, we paid $29 million (2019 - $64 million) to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature.

Rogers Communications Inc.	17	First Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Stock Options
Summary of stock options
The tables below summarize the activity related to stock option plans, including performance options, for the three months ended March 31, 2020 and 2019.

	Three months ended March 31, 2020		Three months ended March 31, 2019
(in number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	3,154,795	$61.82	2,719,612	$53.22
Granted	1,598,590	$62.56	1,040,170	$73.00
Exercised	(17,230)	$54.80	(672,350)	$46.29
Forfeited	(9,521)	$58.45	—	—

Outstanding, end of period	4,726,634	$62.10	3,087,432	$61.39

Exercisable, end of period	1,426,207	$56.48	902,782	$50.63

We did not grant any performance stock options during the three months ended March 31, 2020 or 2019.

Unrecognized stock-based compensation expense related to stock option plans was $8 million as at March 31, 2020 (December 31, 2019 - $6 million) and will be recognized in net income over the next four years as the options vest.

Restricted Share Units
Summary of RSUs
Below is a summary of the activity related to RSUs outstanding, including performance RSUs, for the three months ended March 31, 2020 and 2019.

	Three months ended March 31
(in number of units)	2020	2019

Outstanding, beginning of period	2,472,774	2,218,925
Granted and reinvested dividends	869,790	728,978
Exercised	(420,217)	(497,409)
Forfeited	(39,364)	(25,513)

Outstanding, end of period	2,882,983	2,424,981

Included in the above table are grants of 199,998 performance RSUs to certain key executives during the three months ended March 31, 2020 (2019 - 151,541).

Unrecognized stock-based compensation expense related to these RSUs was $76 million as at March 31, 2020 (December 31, 2019 - $56 million) and will be recognized in net income over the next three years as the RSUs vest.

Rogers Communications Inc.	18	First Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Deferred Share Unit Plan
Summary of DSUs
Below is a summary of the activity related to DSUs outstanding, including performance DSUs, for the three months ended March 31, 2020 and 2019.

	Three months ended March 31
(in number of units)	2020	2019

Outstanding, beginning of period	1,741,884	2,004,440
Granted and reinvested dividends	18,424	36,868
Exercised	(92,677)	(142,629)
Forfeited	(9,477)	(8,294)

Outstanding, end of period	1,658,154	1,890,385

Included in the above table are grants of 4,400 performance DSUs to certain key executives during the three months ended March 31, 2020 (2019 - 23,056).

Unrecognized stock-based compensation expense related to these DSUs as at March 31, 2020 was nil (December 31, 2019 - $1 million). All other DSUs are fully vested.

NOTE 17: RELATED PARTY TRANSACTIONS

Controlling Shareholder
We enter into certain transactions with private companies controlled by the controlling shareholder of RCI, the Rogers Control Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid during the three months ended March 31, 2020 and 2019 were less than $1 million, respectively.

Transactions with Related Parties
We have entered into business transactions with companies whose partners or senior officers are Directors of RCI. These Directors are:

•	The Hon. David R. Peterson, P.C., Q.C., the non-executive chairman emeritus of Cassels Brock and Blackwell LLP, a law firm that provides legal services to us; and

•	Isabelle Marcoux, C.M., the chair of the board of Transcontinental Inc., a company that provides printing services to us.

We recognize these transactions at the amounts agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. Below is a summary of the related party activity for the business transactions described above.

	Three months ended March 31
(In millions of dollars)	2020	2019

Printing and legal services [1]	1	1

[1]	The amount paid for legal services is nominal.

NOTE 18: CONTINGENT LIABILITIES

Wholesale Internet Costing and Pricing
In August 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 - Final rates for aggregated wholesale high-speed access services (Order), the Canadian Radio-television and Telecommunications Commission (CRTC) set final rates for facilities-based carriers' wholesale high-speed access services, including Rogers' third-party Internet access (TPIA) service. The Order set final rates for Rogers that are significantly lower than the interim rates that were previously billed and it further determined that these final rates will apply retroactively to March 31, 2016.

We do not believe the final rates set by the CRTC are just and reasonable as required by the Telecommunications Act as we believe they are below cost. On September 13, 2019, Rogers, in conjunction with the other large Canadian cable companies (Cable Carriers), filed a motion for Leave to Appeal pursuant to Section 64(1) of the Telecommunications

Rogers Communications Inc.	19	First Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Act with the Federal Court of Appeal (Court) and an associated motion for an interlocutory Stay of the CRTC Order. On September 27, 2019, the Court granted an Interim Stay suspending the Order until the Court rules on the Cable Carriers’ motion for an interlocutory Stay of the CRTC’s Order pending the Court’s determination of the Cable Carriers’ motion for Leave to Appeal. On November 22, 2019, the Court granted Leave to Appeal and an interlocutory Stay of the CRTC Order. It is anticipated that the appeal will be heard in mid-2020 with a decision thereafter.

Due to the Court’s granting of an interlocutory Stay and Leave to Appeal, and the significant uncertainty surrounding both the outcome and the amount, if any, we could ultimately have to repay to the resellers, we have not recorded a liability for this contingency at this time. The CRTC’s order as drafted would have resulted in a refund of amounts previously billed to the resellers of approximately $165 million, representing the impact on a retroactive basis from March 31, 2016 to March 31, 2020. We estimate the ongoing impact would be approximately $11 million per quarter.

System Access Fee - Saskatchewan
In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a national, "opt-in" class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an "opt-out" class proceeding. This second proceeding was ordered conditionally stayed on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced, corresponding claims were filed in multiple jurisdictions across Canada. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 Fee
In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Income Taxes
We provide for income taxes based on all of the information that is currently available and believe that we have adequately provided these items. The calculation of applicable taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities and provisions, and could, in certain circumstances, result in the assessment of interest and penalties.

Outcome of Proceedings
The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

Rogers Communications Inc.	20	First Quarter 2020

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 19: SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-Cash Operating Working Capital Items

	Three months ended March 31
(In millions of dollars)	2020	2019

Accounts receivable	266	75
Inventories	36	5
Other current assets	(65)	(45)
Accounts payable and accrued liabilities	(439)	(105)
Contract and other liabilities	16	57

Total change in non-cash operating working capital items	(186)	(13)

Rogers Communications Inc.	21	First Quarter 2020